UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                  SUPCOR, INC.
                                  ------------
                 (Name of Small Business Issuer in its charter)


              Delaware                                         52-2175898
              --------                                         ----------
    State or other jurisdiction                             (I.R.S. Employer
 of incorporation or organization)                       Identification Number)


                   P.O. Box 110310, Naples, Florida 34108-0106
                   -------------------------------------------
                     (Address of Principal Office) Zip Code


                    Issuer's telephone number: (239) 598-2300
                                               --------------


           Securities to be registered under Section 12(b) of the Act:

                  Title of each class to be so registered - N/A
       Name of each exchange on which each class is to be registered - N/A


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

BACKGROUND

The Company was incorporated under the laws of the State of Delaware on August 20, 1997. To date, the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company is a development stage company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

Prior to the effective date of this registration statement, it is anticipated that the Company's officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a development stage company. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. However, no assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities").

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

The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties;
(iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or
(v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity. In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control or the Company's combination with a business opportunity.

It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

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INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts. Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

         (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

         (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

         (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ;

         (4) Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

         (5)      The extent to which the business opportunity can be advanced;

         (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

         (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

         (8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

         (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing on the SmallCap Market include, among other requirements, that the Company (i) have stockholders' equity of at least $5,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most,

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

of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

FORM OF ACQUISITION

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

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As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

COMPETITION

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities may have significantly greater experience, resources and managerial capabilities than the Company and in that event, will be in a better position than the Company to obtain access to attractive business opportunities.

ADMINISTRATIVE OFFICES

The Company currently maintains a mailing address at P.O. Box 110310, Naples, Florida 34108-0106. The Company's telephone number is (239) 598-2300. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

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

EMPLOYEES

The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $7,456 from its inside capitalization funds, and $1,252 in stock issued for services. The Company has an accumulated deficit of $8,708 at June 30, 2004. The Company's balance sheet for the period of August 19, 1997 (inception) through June 30, 2004, reflects a current and total asset value of $0, and current liabilities of $0.

Plan of Operations

During its current fiscal year ending December 31, 2004, the Company plans to complete its registration under the Securities Exchange Act of 1934 and thereafter to initiate efforts to locate a suitable business acquisition candidate. There is no assurance as to when or whether the Company will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

The Company believes that it will require additional capital in the amount of approximately $10,000 in order to pay the costs associated with completion and filing of this registration statement on Form 10SB and the costs associated with compliance with its continuing reporting obligations under the Securities Exchange Act of 1934, as amended, for the fiscal year ending December 31, 2004. This additional capital will be required whether or not the Company is able to complete a business combination transaction during the fiscal year ending December 31, 2004. Furthermore, once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No specific commitments to provide additional funds have been made by management or other stockholders, and the Company has no current plans, proposals, arrangements or understandings to raise additional capital through the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

Regardless of whether the Company's cash assets prove to be adequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

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

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company currently maintains a mailing address at P.O. Box 110310, Naples, Florida 34108-0106. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (239) 598-2300.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of the date of this registration statement on Form 10SB, the Company has a total of 2,647,640 shares of common stock issued and outstanding. The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                         Number of Shares       Percent of Class
 Name and Address                       Owned Beneficially           Owned
 ----------------                       ------------------      ----------------
 Mid-Continental Securities Corp.           2,435,828                  92%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving the Company are as follows:

 Name                      Age               Positions held and tenure
 ----                      ---               -------------------------
 Richard Starke             46               President and Director
 Cosmo Palmieri             33               Secretary and Director

The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year Terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

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The directors and officers will devote their time to the Company's affairs on an
"as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

Richard Starke, President/Director, Mr. Starke has been the President and founder of Starke Marine Services, Inc. since 1992. He specializes in the design, sale, installation, and repair of marine refrigeration equipment. Prior to 1992, was employed by several companies specializing in marine services.

Cosmo Palmieri, Secretary/Director Mr. Palmieri graduated from the University of Texas in 1993 with a degree in economics. He received the Longhorn Leadership Award two consecutive years, was a member of the Texas Wranglers Service Organization and was a volunteer speaker for Austin Community Middle Schools. He also earned his license as a Texas Real Estate Agent. Since1993, Mr. Palmieri has been the President and Chief Executive Officer of his own real estate development company. Since 1993, he has also been involved in home remodeling and new home construction until Service Croup convinced him to make a career change and join them. He is currently an executive officer of Service Group, Inc. of Austin, Texas, an insurance and real estate development company.

Other Activities

Each of the Company's officers and directors is also an officer and director of other blind pool or blank check companies. The Company and each of these other entities will be in competition with each other for prospective companies to acquire. See "Conflicts of Interest" below.

Conflicts of Interest

None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

In particular, the Company's officers and directors formed other pool or blank check companies at about the same time as formation of the Company, which have structure and a business plan which is very similar to that of the Company. Cosmo Palmieri, Secretary and Director of the Company, is also a Director of Mid-Am Systems, Inc. and Sheffield Products, Inc. It is also likely that the Company's officers and directors will form additional blind pool or blank check companies in the future with a business plan similar or identical to that of the

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Company, and these would be in direct competition with the Company for available business opportunities and would create the potential for conflicts of interest.

The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

ITEM 6.  EXECUTIVE COMPENSATION.

No officer or director has received any remuneration or compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

The Company may employ a spouse of an officer or director, or an employee of a company owned by an officer or director, to perform administrative or secretarial services required by the Company. Such individuals would be paid standard, "going rate" hourly compensation for services rendered.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

No officer, director, promoter, or affiliate of the Company has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise. The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

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

The Company does not maintain an office, but it does maintain a mailing address at P.O. Box 110301, Naples, Florida 34108-0106, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. In the election of Directors, a plurality of the votes cast shall elect. In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

The Company's transfer agent is Liberty Transfer Co., 191 New York Avenue, Huntington, New York 11743, the phone number is (631)385-1616.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for the fiscal year ending December 31, 2003 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders.

Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. As of the date of this registration statement, there are approximately 32 holders of record of the Company's common stock. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

There have been no sales of unregistered securities of the Company since December 31, 2001.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation and Bylaws do not include provisions requiring the Company to provide indemnification for officers, directors, and other persons. However, under the terms of Delaware General Corporation Law, the Company has the power to indemnify any person who is or was a party to any proceeding by reason of the fact that he or she is or was serving as an officer, director, employee or agent of the Company. The Company may not provide such indemnification unless the person seeking it acted in good faith, and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial statements for Supcor, Inc. for the initial period from inception (August 19, 1997) to December 31, 2003 and for the six months ended June 30, 2004, are attached. See the following pages.

                                  Supcor, Inc.
                          (A Development Stage Company)

                  INDEX TO JUNE 30, 2004 FINANCIAL STATEMENTS

Balance Sheet

Statements of Operations
(six month and three month periods ended June 30, 2004 and 2003)

Statements of Cash Flows
(six month periods ended June 30, 2004 and 2003)

Statement of Changes in Stockholders' Equity
(from June 4, 1999 (date of inception) to June 30, 2004

Notes to Financial Statements


           INDEX TO FINANCIAL STATEMENTS as of December 31, 2003 and for the years ended December 31, 2003 and 2002

Report of Independent Public Accountants

Balance Sheet

Statements of Operations

Statement of Changes in Stockholders' Equity

Statements of Cash Flows

Notes to Financial Statements

                                  SUPCOR, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEET (UNAUDITED)


                                                                        June 30,
                                                                          2004
                                                                        --------
                                     ASSETS

Current assets:
    Cash ............................................................   $     -
    Loans receivable ................................................         -
                                                                        -------
           Total current assets .....................................         -
                                                                        -------

           Total assets .............................................   $     -
                                                                        =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable ................................................   $     -
    Shareholder loan payable ........................................         -
                                                                        -------
           Total current liabilities ................................         -

Stockholders' equity (deficit):
    Preferred stock, $.001 par value; 5,000,000 shares
         authorized, no shares issued and outstanding ...............         -
    Common stock, $.001 par value; 25,000,000 shares
         authorized, 2,647,640 shares issued and outstanding ........     2,648
    Additional paid-in capital ......................................     6,060
    Deficit accumulated during the development stage ................    (8,708)
                                                                        -------
           Total stockholders' equity (deficit) .....................         -
                                                                        -------

    Total liabilities and  stockholders' equity (deficit) ...........   $     -
                                                                        =======

See notes to unaudited financial statements.

                                           SUPCOR, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                               STATEMENTS OF OPERATIONS (UNAUDITED)

                             Six months ended         Three months ended
                                  June 30,                  June 30,            August 19, 1999
                          -----------------------   -----------------------   (date of inception)
                             2004         2003         2004         2003        to June 30, 2004
                          ----------   ----------   ----------   ----------   -------------------
Revenues ..............   $        -   $        -   $        -   $        -       $        -

Expenses:
     General and
     administrative ...            -            -            -            -            8,708
                          ----------   ----------   ----------   ----------       ----------

Net loss before taxes .            -            -            -            -           (8,708)

Provision for income ..            -            -            -            -                -
taxes
                          ----------   ----------   ----------   ----------       ----------

         Net loss .....   $        -   $        -   $        -   $        -       $   (8,708)
                          ==========   ==========   ==========   ==========       ==========
Loss per share ........   $      .00   $      .00   $      .00   $      .00
                          ==========   ==========   ==========   ==========

Weighted average
     common shares
     outstanding ......    2,647,640    2,647,640    2,647,640    2,647,640
                          ==========   ==========   ==========   ==========

See notes to unaudited financial statements.

                                               16

                                           SUPCOR, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                     STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
                    FROM AUGUST 19, 1997 (DATE OF INCEPTION) TO JUNE 30, 2004

                                       Common Stock        Additional
                                    -------------------     Paid-In      Accumulated
                                     Shares      Amount     Capital        Deficit        Total
                                    ---------    ------    ----------    -----------     -------
Balance at August 19, 1997
   (Date of Inception) .........            -    $    -      $    -        $     -       $     -
   Common stock issued for cash       670,610       671           -              -           671
   Net loss ....................            -         -           -              -             -
                                    ---------    ------      ------        -------       -------
Balance at December 31, 1997 ...      670,610       671           -              -           671

   Net loss ....................            -         -           -              -             -
                                    ---------    ------      ------        -------       -------
Balance at December 31, 1998 ...      670,610       671           -              -           671

   Common stock for services ...    1,103,000     1,103           -              -         1,103
   Common stock issued for cash       825,780       826       1,634              -         2,460
   Net loss ....................            -         -           -         (2,473)       (2,473)
                                    ---------    ------      ------        -------       -------
Balance at December 31, 1999 ...    2,599,390     2,600       1,634         (2,473)        1,761

   Common stock for services ...        3,250         3         146              -           149
   Common stock issued for cash        45,000        45       3,589              -         3,634
   Net loss ....................            -         -           -         (3,367)       (3,367)
                                    ---------    ------      ------        -------       -------
Balance at December 31, 2000 ...    2,647,640     2,648       5,369         (5,840)        2,177

   Capital contribution ........            -         -         101              -           101
   Net loss ....................            -         -           -         (2,302)       (2,302)
                                    ---------    ------      ------        -------       -------
Balance at December 31, 2001 ...    2,647,640     2,648       5,470         (8,142)          (24)

   Capital contribution ........            -         -         590              -           590
   Net loss ....................            -         -           -           (566)         (566)
                                    ---------    ------      ------        -------       -------
Balance at December 31, 2002 ...    2,647,640     2,648       6,060         (8,708)            -

   Net loss ....................            -         -           -              -             -
                                    ---------    ------      ------        -------       -------
Balance at December 31, 2003 ...    2,647,640     2,648       6,060         (8,708)            -

   Net loss ....................            -         -           -              -             -
                                    ---------    ------      ------        -------       -------
Balance at June 30, 2004 .......    2,647,640    $2,648      $6,060        $(8,708)      $     -
                                    =========    ======      ======        =======       =======

See notes to unaudited financial statements.

                                               17

                                           SUPCOR, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                               STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                       Six months ended
                                                           June 30,             August 19, 1997
                                                       ----------------       (date of inception)
                                                       2004        2003         to June 30, 2004
                                                       ----        ----       -------------------
Cash flows from operating activities:
     Net loss ...................................      $  -        $  -            $(8,708)
     Adjustments to reconcile net loss to net
         cash flows from operating activities:
        Changes in operating assets & liabilities
         Stock issued for services ..............         -           -              1,252
                                                       ----        ----            -------
Net cash flows from operating activities ........         -           -             (7,456)
                                                       ----        ----            -------

Cash flows from financing activities:
     Capital contributions ......................         -           -                691
     Issuance of common stock ...................         -           -              6,765
                                                       ----        ----            -------
Net cash flows from financing activities ........         -           -              7,456
                                                       ----        ----            -------

Net change in cash ..............................         -           -                  -
Cash at beginning of period .....................         -           -                  -
                                                       ----        ----            -------
Cash at end of period ...........................      $  -        $  -            $     -
                                                       ====        ====            =======

See notes to unaudited financial statements.

                                               18

                                  SUPCOR, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS)

1. Summary of Significant Accounting Policies

Quarterly Financial Statements

The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB but do not include all of the information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company's 2003 financial statements in Form 10-KSB. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operating results are not necessarily indicative of the results for a full year.

Description of Business

Supcor, Inc. (a development stage enterprise) (the Company) was formed on August 19, 1997. The Company's activities to date have been primarily directed towards the raising of capital and seeking business opportunities.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share

Basic earnings per common share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included.

                                  SUPCOR, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                         NOTES TO FINANCIAL STATEMENTS)

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

There is no provision for income taxes due to continuing losses. At June 30, 2004, the Company has net operating loss carryforwards for tax purposes of approximately $8,700, which expire through 2023. The Company has recorded a valuation allowance that fully offsets deferred tax assets arising from net operating loss carryforwards because the likelihood of the realization of the benefit cannot be established. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available if significant changes in stockholder ownership of the Company occur.

                          INDEPENDENT AUDITORS' REPORT

To The Stockholders
Supcor, Inc.

We have audited the accompanying balance sheet of Supcor, Inc. (a development stage enterprise) as of December 31, 2003, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2003 and 2002, and for the period from August 19, 1997 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Supcor, Inc. (a development stage enterprise) as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, and for the period from August 19, 1997 (date of inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


Child, Sullivan and Company
Salt Lake City, Utah
June 18, 2004

                                  SUPCOR, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  Balance Sheet



                                                                    December 31,
                                                                        2003
                                                                    ------------
                                     ASSETS

Current assets:
    Cash ........................................................     $     -
    Shareholder receivable ......................................           -
                                                                      -------
           Total current assets .................................           -
                                                                      -------

           Total assets .........................................     $     -
                                                                      =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable ............................................     $     -
    Payable to shareholder ......................................           -
                                                                      -------
           Total current liabilities ............................           -

Stockholders' equity (deficit):
    Preferred stock, $.001 par value; 5,000,000 shares
         authorized, no shares issued and outstanding ...........           -
    Common stock, $.001 par value; 25,000,000 shares
         authorized, 2,647,640 shares issued and outstanding ....       2,648
    Additional paid-in capital ..................................       6,060
    Deficit accumulated during the development stage ............      (8,708)
                                                                      -------
           Total stockholders' equity (deficit) .................           -
                                                                      -------

    Total liabilities and  stockholders' equity (deficit) .......     $     -
                                                                      =======

See notes to financial statements.

                                  SUPCOR, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            Statements of Operations


                                       December 31,           August 19, 1997
                                 ------------------------   (date of inception)
                                    2003          2002      to December 31, 2003
                                 ----------    ----------   --------------------

Revenues ......................  $        -    $        -        $      -

Expenses:
     General and administrative           -           566           8,708
                                 ----------    ----------        --------

Net loss before taxes .........           -          (566)         (8,708)

Provision for income taxes ....           -             -               -
                                 ----------    ----------        --------

         Net loss .............  $        -    $     (566)       $ (8,708)
                                 ==========    ==========        ========

Loss per share ................  $     (.00)   $     (.00)
                                 ==========    ==========

Weighted average common
     shares outstanding .......   2,647,640     2,647,640
                                 ==========    ==========

See notes to financial statements.

                                           SUPCOR, INC.
                                   (A DEVELOPMENT STAGE COMPANY)
                           Statement of Changes in Stockholder's Equity
                   From date of inception (August 19, 1997) to December 31, 2003

                                         Common Stock       Additional
                                     -------------------      Paid-In    Accumulated
                                       Shares     Amount      Capital      Deficit       Total
                                     ----------   ------    ----------   -----------    --------
Balance at August 19, 1997
(Date of Inception) ...............           -   $    -      $    -       $     -      $      -
Common stock issued for cash ......     670,610      671           -             -           671
Net loss ..........................           -        -           -             -             -
                                     ----------   ------      ------       -------      --------
Balance at December 31, 1997 ......     670,610      671           -             -           671

Net loss ..........................           -        -           -             -             -
                                     ----------   ------      ------       -------      --------
Balance at December 31, 1998 ......     670,610      671           -             -           671


Common stock for services .........   1,103,000    1,103           -             -         1,103
Common stock issued for cash ......     825,780      826       1,634             -         2,460
Net loss ..........................           -        -           -        (2,473)       (2,473)
                                     ----------   ------      ------       -------      --------
Balance at December 31, 1999 ......   2,599,390    2,600       1,634        (2,473)        1,761

Common stock for services .........       3,250        3         146             -           149
Common stock issued for cash ......      45,000       45       3,589             -         3,634
Net loss ..........................           -        -           -        (3,367)       (3,367)
                                     ----------   ------      ------       -------      --------
Balance at December 31, 2000 ......   2,647,640    2,648       5,369        (5,840)        2,177

Capital contribution ..............           -        -         101             -           101
Net loss ..........................           -        -           -        (2,302)       (2,302)
                                     ----------   ------      ------       -------      --------
Balance at December 31, 2001 ......   2,647,640    2,648       5,470        (8,142)          (24)

Capital contribution ..............           -        -         590             -           590
Net loss ..........................           -        -           -          (566)         (566)
                                     ----------   ------      ------       -------      --------
Balance at December 31, 2002 ......   2,647,640    2,648       6,060        (8,708)            -

Net loss ..........................           -        -           -             -             -
                                     ----------   ------      ------       -------      --------
Balance at December 31, 2003 ......   2,647,640   $2,648      $6,060       $(8,708)     $      -
                                     ==========   ======      ======       =======      ========

See notes to financial statements.

                                                24

                                           SUPCOR, INC.
                                   (A DEVELOPMENT STAGE COMPANY)
                                     Statements of Cash Flows
                   From date of inception (August 19, 1997) to December 31, 2003


                                                        December 31,            August 19, 1997
                                                        -------------         (date of inception)
                                                        2003    2002         to December 31, 2003
                                                        ----    -----        --------------------
Cash flows from operating activities:
     Net loss ........................................  $  -    $(566)             $(8,708)
     Adjustments to reconcile net loss to net
         cash flows from operating activities:
        Changes in operating assets & liabilities
         Stock issued for services ...................     -        -                1,252
                                                        ----    -----              -------
Net cash flows from operating activities .............     -     (566)              (7,456)
                                                        ----    -----              -------

Cash flows from financing activities:
     Capital contributions ...........................     -      590                  691
                                                        ----    -----              -------
     Issuance of common stock ........................     -        -                6,765
                                                        ----    -----              -------
Net cash flows from financing activities .............     -      590                7,456
                                                        ----    -----              -------

Net change in cash ...................................     -       24                    -
Cash at beginning of period ..........................     -      (24)                   -
                                                        ----    -----              -------
Cash at end of period ................................  $  -    $   -              $     -
                                                        ====    =====              =======

See notes to financial statements.

                                                25

                                  SUPCOR, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

Supcor, Inc. (a development stage enterprise) (the Company) was formed on August 19, 1997. The Company's activities to date have been primarily directed towards the raising of capital and seeking business opportunities.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share

Basic earnings per common share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

There is no provision for income taxes due to continuing losses. At December 31, 2003, the Company has net operating loss carryforwards for tax purposes of approximately $8,700, which expire through 2023. The Company has recorded a valuation allowance that fully offsets deferred tax assets arising from net operating loss carryforwards because the likelihood of the realization of the benefit cannot be established. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available if significant changes in stockholder ownership of the Company occur.

Note 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations

For the periods ending December 31, 2003 and December 31, 2002 the Company incurred net losses of $0 and $566, respectively. Explanations of these results are set forth below.

Expenses

General and Administrative

General and administrative costs consist primarily of professional and consulting fees. Significant costs are attributed to the Company becoming a reporting public company. This status will increase audit and legal costs significantly. In relation to the Company becoming a public company, the cost of corporate relations will also increase as quarterly reports and other investor information is required.

The Company incurred expenses of $0 and $566, respectively during the periods ending December 31, 2003 and December 31, 2002. This was due to the high professional and legal costs related to the Company's operations.

Liquidity and Capital Resources

During the periods ending December 31, 2003 and December 31, 2002, the Company increased cash $0 and $24, respectively, primarily from operations.

At December 31, 2003, the Company had no current assets and no current liabilities.

Implementation of the Company's business plan may require capital resources substantially greater than those currently available to the Company. The company may determine, depending on the opportunities available to it, to seek additional debt or equity financing to fund the cost of acquiring an operating entity. There can be no assurance that additional equity financing will be available. If neither additional debt nor equity financing is available, the Company might seek loans. In addition, the Company might seek some type of strategic alliance with another company that would provide equity to the Company.

To the extent that the Company finances expansion through the issuance of additional equity securities, any such issuance would result in dilution of the interests of the Company's stockholders. Additionally, to the content that the Company incurs indebtedness or issues debt securities to finance expansion activities, it will be subject to all of the risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay the principal of and interest on, any such indebtedness.

Inflation

The Company believes that the impact of inflation and changing prices on its operations since commencement of operations bas been negligible.

Seasonality

The Company has no revenues to be seasonal and any effect would be immaterial.

                                    PART III

Item 1.  INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

         Exhibit No.                    Document

             2.                         Charter and Bylaws



                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


SUPCOR, INC.

By: /s/ COSMO PALMIERI
    ------------------
Cosmo Palmieri, Corporate Secretary and Director
August 24, 2004

EXHIBIT 2

                          CERTIFICATE OF INCORPORATION
                                       OF
                                  SUPCOR, INC.


FIRST:   The name of this corporation shall be: Supcor, Inc.

SECOND: Its registered office in the State of Delaware is to be located at: 15 East North Street, in the City of Dover, County of Kent, Delaware 19901, and its registered agent at such address is: XL CORPORATE SERVICES. INC.

THIRD: The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on are to do any or all things herein mentioned, as fully and to the same extent as natural persons might or could do and in any part of the world, viz: The purpose of the corporation is to engage in any lawful act or activity for which corporations, may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this corporation is authorized to issue is: 10,000,000 common shares at $001 par value.

FIFTH:   The name and address of the incorporator is as follow:

                  Jean M. Sherett
                  Blumberg Excelsior Corporate Services. Inc.
                  62 White Street
                  New York, New York 10013

SIXTH: The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount. upon the property and franchise of this corporation.

         With the consent in writing. arid pursuant to a majority vote of the holders of the capital stock issued and outstanding, the Directors shall have authority to dispose, in any manner, of the whole property of this corporation.

         The By-Laws shall determine whether and to what extent the account and books of this corporation. or any of them, shall be open to the inspection of the stockholder; no stockholder shall have any right of inspecting any account, or book, or document of this Corporation except as conferred by the law or the ByLaws, or by resolution of the stockholders.

         The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the corporation outside of the State of Delaware, at such places as maybe, from time to time designated by the By-Laws or by resolution of the stockholders or directory, except as otherwise required by the laws of Delaware.

         It is the intention that the objects, purposes and powers specified in the THIRD paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by referenced to or inference from the tots of any other clause or paragraph in this certificate of incorporation; but that the objects, purposes and powers specified in the THIRD paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects. purposes and powers.

SEVENTH: No director of this Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentions misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.


         IN WITNESS WHEREOF. I have hereunto set my hand this 19th day of August, 1997.



                                       /s/ Jean M. Sherett
                                       -------------------
                                       Incorporator

                            CERTIFICATE OF AMENDMENT
                                     OF THE
                          CERTIFICATE OF INCORPORATION
                                       OF
                                  SUPCOR, INC.

         The undersigned, President of Supcor, Inc. hereby certifies:

         That the Board of Directors of said corporation by unanimous written consent dated the 27th day of December, 2000, adopted a resolution to amend the original articles of incorporation as follows:

         SUPCOR, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of DELAWARE, DOES HEREBY CERTIFY:

         1. That Article FOUR of the Certificate of Incorporation be amended and, as amended, read as follows:

"FOURTH: The Corporation shall be authorized to issue the following shares:

         CLASS                   Number of Shares        Par Value

         Common                     25,000,000             $.001
         Preferred                   5,000,000             $.001

         The Corporation is authorized to issue Five Million (5,000,000) shares of Preferred Stock, $.001 par value per share, which shares of Preferred Stock may be issued in one or more series at the discretion of the Board of Directors. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof."

         2. The number of shares of the corporation outstanding and entitled to vote on an amendment to the Article of Incorporation is 2,647,640; the said amendment has been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

         3. This Amendment shall be effective upon filing.


         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President, Richard Starke, this 27th day of December, 2000.

                                       SUPCOR, INC.

                                       By: /s/ Richard Starke
                                           ------------------
                                           Richard Starke, President


                                       By: /s/ James Season
                                           ----------------
                                           James Season, Secretary

                                     BYLAWS
                                  SUPCOR, INC.

                                   ARTICLE ONE
                                  CAPITAL STOCK

SECTION ONE: Share certificates, as approved by the Board of Directors, shall be issued to shareholders specifying the name of the owner, number of shares, and date of issue. Each certificate shall be signed by the President and Secretary with the corporate seal affixed thereon. Each certificate shall be numbered in the order in which it is issued.

SECTION TWO: Each shareholder shall be entitled to one vote per share of common stock, unless otherwise stated in the Articles of Incorporation.

SECTION THREE: Transfer of shares of stock shall be in the transfer ledger of the corporation. Such transfers shall be done in person or by power of attorney. Transfers shall be completed on the surrender of the old certificate, duly assigned.

                                   ARTICLE TWO
                              SHAREHOLDER MEETINGS

SECTION ONE: The annual meeting of the shareholders shall be held on the 20th day of August of each year at the offices of the corporation. If the stated day is a weekend day or a legal holiday, the meeting shall be held on the next succeeding day, not a weekend day or a holiday.

SECTION TWO: The place of the annual meeting may be changed by the Board of Directors within or without the state of incorporation for any given year upon 20 days notice tothe shareholders. Special meetings may be held within or without the state of incorporation and at such time as the Board of Directors may fix.

SECTION THREE: Special meetings of the shareholders may be called at any time by the President or any holder(s) of at least twenty-five percent of the outstanding capital stock.

SECTION FOUR: Notice of any special meeting of the shareholders shall be given to all shareholders at their last known address by registered mail. Notice of any special meeting of the shareholders shall state the purpose of such meeting. Notice of a special meeting may be waived in writing either before or after such meeting.

SECTION FIVE: Unless otherwise provided by law or the Articles of Incorporation, all meetings of the shareholders, action may betaken by a majority vote of the number of shares entitled to vote as represented by the shareholders present at such meeting. Directors shall be elected by a plurality vote. A quorum shall constitute one share over fifty percent of the outstanding shares entitled to vote as represented by the shareholders present at such meeting. No business may be transacted without the presence of a quorum. At any time during any shareholder's meeting, if it is determined that a quorum is no longer present, the meeting shall be then adjourned.

SECTION SIX: Action may be taken by the shareholders without a formal meeting by consent, if such consent is executed in writing by all of the shareholders entitled to vote and if allowed under the 'laws of the state of incorporation.

                                  ARTICLE THREE
                                    DIRECTORS

SECTION ONE: The Board of Directors shall control the full and entire management of the affairs and business of the corporation. The Board of Directors shall adopt rules and regulations to manage the affairs and business of the corporation by resolution at a special or the annual meeting. A quorum shall consist of a majority of the directors. Resolutions adopted and all business transacted by the Board of Directors shall be done by a majority rote of the directors present at such meetings.

SECTION TWO: The Board of Directors shall consist of at least two (2) members to be elected by the shareholders at an annual meeting. The term of office shall be one year. Vacancies may be filled by the Board of Directors prior to the expiration of the term. Such appointment shall continue until the next annual meeting of shareholders.

SECTION THREE: The Board of Directors shall meet annually at the same place of the shareholders meetings immediately following the annual meeting of the shareholders. Special meetings of the Board of Directors may be called by the President or any one (1) director on twenty (20) days notice, or such other and further notice as required by the laws of the state of incorporation. The director shall be reimbursed $100 for the cost of travel and his hotel cost for the annual meeting.

SECTION FOUR: Notice of special or regular meetings of the Board of Directors other than the annual meeting of the Board of Directors, shall be made by mail to the last known address of each director. Such notice shall be mailed twenty
(20) days prior to such meeting and shall include time, place and reasons for the meeting. All other requirements of the laws of the state of incorporation for notices shall be followed.

SECTION FIVE: All directors of the corporation who are present at a meeting of the Board of Directors shall be deemed to have assented to action taken at such meeting as to any corporate action taken, unless a director who did not vote in favor on such action goes on record in the minutes as dissenting. In such a case, the dissenting director will not be deemed to having assented to the action taken.

SECTION SIX: Directors may be removed for cause by a majority vote at a meeting of the shareholders or Directors. Directors may be removed without cause by a majority vote at a meeting of the shareholders.

                                  ARTICLE FOUR
                                    OFFICERS

SECTION ONE: The officers of the corporation shall consist of a President and a Secretary. All officers shall be elected by the Board of Directors and shall serve a term for no compensation. The Board of Directors may establish other offices as it may be deem fit.

SECTION TWO: The chief executive officer shall be the President. The President shall have management powers of the corporation. His duties shall include, but are not limited to administration of the corporation, presiding over shareholder meetings including general supervision of the policies of the corporation as well as general management. The President shall execute contracts, mortgages, loans and bonds under the seal of the corporation. The President shall have other powers as determined by the Board of Directors by resolution.

SECTION THREE: The Secretary shall keep the minutes of meetings of the Board of Directors and shareholder meetings. The Secretary shall have charge of the minute books, seal and stock book of the corporation. The Secretary shall have other powers as delegated by the President.

SECTION FOUR: The Treasurer, if one is appointed by the Board of Directors, shall have the power to manage the financial affairs of the corporation. The Treasurer shall keep books and records of the financial affairs and make such available to the President and Board of Directors upon request. The Treasurer may make recommendations to the officers and directors in regard to the financial affairs of the corporation.

SECTION FIVE: The Vice-President, if one is appointed by the Board of Directors, shall have such powers as delegated to him by the President. Upon the inability to perform by the President, the Vice-President shall serve as President until such time as the President shall be able to perform or further action by the Board of Directors. The President shall be deemed unable to perform his duties 'upon written notification by the President of such inability or resignation to the Board of Directors that the President is unable to perform.

SECTION SIX: Vacancies shall be filled by the Board of Directors. Until such time as vacancies are filled the following rules of succession shall apply without regard to Section Five of this Article. The Vice-President shall act as President, the Treasurer shall act as Secretary, and the Secretary shall act as Treasurer.

SECTION SEVEN: Assistants to officers may be appointed by the President. These duties shall be those delegated to them by the President or the Board of Directors.

SECTION EIGHT: Compensation of the officers shall be determined by the Board of Directors.
                                  ARTICLE FIVE
                    CONTRACTS AND INSTRUMENTS OF INDEBTEDNESS

SECTION ONE:, No contracts or any instrument of indebtedness shall be executed without approval by the Board of Directors by resolution. Upon such resolution, the President shall be authorized to execute contracts or instruments of indebtedness as specified in the resolution.

SECTION TWO: All checks, drafts or other instruments of indebtedness shall be executed in the manner as determined by the Board of Directors by resolution.

                                   ARTICLE SIX
                                 CORPORATE SEAL

         The seal of the corporation shall be provided by the Board of Directors by resolution. The seal shall be used by the President or other officers of the corporation as provided for in these By-Laws.

                                  ARTICLE SEVEN
                                    AMENDMENT

         The By-Laws may be amended from time to time by a majority vote of the Board of Directors or by a majority vote of the shareholders. These By-Laws may be repealed and new By-Laws established it Same manner as amendments. These By-Laws will continue in full force and effect until amended or repealed and replaced by new By-Laws.

                                  ARTICLE EIGHT
                                    DIVIDENDS

         The Board of Directors may from time to time declare dividends to the shareholders. These distributions may be in cash or property. No such dividends may be made out of the capital of the corporation.